Adorys Velázquez avelazquez@velaw.com

Tel +1.212.237.0036 Fax +1.917.849.5352

September 23, 2013

Via EDGAR and Federal Express

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sprague Resources LP

Amendment No. 6 to Registration Statement on Form S-1

Filed August 30, 2013

File No. 333-175826

Dear Mr. Schwall:

On behalf of Sprague Resources LP (the “Registrant”), we have filed through EDGAR and separately forwarded courtesy copies of Amendment No. 7 (“Amendment No. 7”) to the above-referenced registration statement on Form S-1 (as amended, the “Registration Statement”), which has been marked to show changes made since the filing of Amendment No. 6 to the Registration Statement, filed with the Commission on August 30, 2013 (“Amendment No. 6”). A copy of this letter has been furnished in EDGAR as correspondence.

In this letter, we set forth the responses of the Registrant to the comments (each a “Comment” and, together, the “Comments”) contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 11, 2013 (the “Comment Letter”), with respect to the above-referenced filing. For your convenience, we have repeated in bold italicized type the Comments exactly as set forth in the Comment Letter. The Registrant’s response to each Comment is set forth immediately below the text of the applicable Comment.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

Amendment No. 6 to Registration Statement on Form S-1

General

1.	We note your use of the terms “cash available for distribution” and “distributable cash flow.” Please revise your disclosure throughout your filing to clarify the meaning of each such term, and to clarify any differences between them.

Response: References in the Registration Statement to “cash available for distribution” have been revised to “distributable cash flow”. Please see the prospectus cover page and pages 6, 25, 26, 38, 41, 55, 61, 71, 72, 73, 74, 103, A-32, A-38 and A-41 of Amendment No. 7.

Non-GAAP Financial Measures, page 23

2.	We note your response to comment 1 in our letter dated August 15, 2013. Based on the manner in which you have presented adjusted EBITDA, it appears that you intend for this to represent a performance measure. In view of this, please revise the manner in which you have reflected derivative activity to remove the adjustments related to unrealized gains and losses and replace them with the following adjustments:

•	an adjustment to remove the entire gain or loss reflected in your GAAP net income or loss, and

•	an adjustment to reflect realized gains and losses on derivatives, calculated as proceeds received or paid at settlement less any amounts paid to enter into settled contracts.

Response: The Registration Statement has been revised as requested. Please see pages 23, 24, and 81 of Amendment No. 7.

Index to Financial Statements, page F-1

Notes to Unaudited Pro Forma Consolidated Financial Statements, page F-6

3.	We note your response to comment 3 in our letter dated August 15, 2013. Your response and the disclosure in your filing indicate that cash will be drawn from your credit facility to fund a dividend immediately prior to the consummation of your offering. Please revise to provide pro forma balance sheet information reflecting the accrual for this dividend on the face of your historical balance sheet. In addition, please tell us how you considered providing pro forma earnings per share information giving effect to the number of shares whose proceeds would be necessary to pay this dividend. Refer to SAB Topic 1B3.

Response: The Registration Statement has been revised to clarify that a dividend was distributed to Axel Johnson on September 18, 2013, and that the pro forma balance sheet adjustment reflects an increase of $17.5 million in “Current portion of long-term debt” as an accrual for such distribution. Please see pages F-10 and F-28 of Amendment No. 7. The Registrant acknowledges the Staff’s comment regarding pro forma per share data, and will include such data in a subsequent filing when that information becomes available, with sufficient time to allow the Staff to review prior to effectiveness. Please see page F-9 of Amendment No. 7.

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Please direct any questions that you have with respect to the foregoing to Adorys Velazquez of Vinson & Elkins L.L.P. at (212) 237-0036.

Very truly yours,

/S/ ADORYS VELAZQUEZ
Adorys Velazquez

Cc:	Caroline Kim (Commission)

Laura Nicholson (Commission)

Ethan Horowitz (Commission)

Jennifer O’Brien (Commission)

Paul A. Scoff (Registrant)

Gary Rinaldi (Registrant)

Joshua Davidson (Baker Botts L.L.P.)

Douglass M. Rayburn (Baker Botts L.L.P.)